STATEMENT OF INVESTMENTS

Dreyfus Treasury Cash Management

April 30, 2006 (Unaudited)

U.S. Treasury Bills--23.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/6/06	4.30	500,000,000	496,136,250
7/13/06	4.33	500,000,000	495,701,111
Total U.S. Treasury Bills			
(cost $991,837,361)			**991,837,361**
Repurchase Agreements--76.7%			
ABN AMRO Bank N.V.			
dated 4/28/2006, due 5/1/2006 in the amount of $400,156,333 (fully collateralized by $93,436,000 U.S. Treasury Bonds, 6.125%-7.50%, due 11/15/2024-11/15/2027, value $118,284,018, and $289,191,000 U.S. Treasury Notes, 3.50%-6.50%, due 10/15/2006-8/15/2010, value $289,716,819)	4.69	400,000,000	400,000,000
Banc of America Securities LLC			
dated 4/28/2006, due 5/1/2006 in the amount of $400,156,333 (fully collateralized by $164,688,000 U.S. Treasury Bills, due 6/15/2006, value $163,694,931, $9,519,000 U.S. Treasury Bonds, 3.625%-12.0%, due 8/15/2013-8/15/2029, value $12,506,746, and $235,581,000 U.S. Treasury Notes, 1.875%-3.625%, due 8/15/2007-1/15/2016, value $231,798,681)	4.69	400,000,000	400,000,000
Barclays Financial LLC			
dated 4/28/2006, due 5/1/2006 in the amount of $525,199,063 (fully collateralized by $106,102,000 U.S. Treasury Bills, due 10/26/2006, value $103,603,298, $315,540,000 U.S. Treasury Notes, 2.375%-6.50%, due 8/15/2006-2/15/2010, value $329,897,339, and $139,550,156 U.S. Treasury Strips, due 8/15/2012, value $102,000,000)	4.55	525,000,000	525,000,000
Credit Suisse (USA) Inc.			
dated 4/28/2006, due 5/1/2006 in the amount of $280,108,733 (fully collateralized by $285,835,000 U.S. Treasury Notes, 2.625%, due 11/15/2006, value $285,599,872)	4.66	280,000,000	280,000,000
Goldman, Sachs & Co.			
dated 4/28/2006, due 5/1/2006 in the amount of $327,125,350 (fully collateralized by $78,786,000 U.S. Treasury Bills, due 6/29/2006, value $78,169,106, $77,911,000 U.S. Treasury Bonds, 6%, due 2/15/2026, value $85,134,495, and $151,925,000 U.S. Treasury Notes, 3.375%-4.50%, due 1/15/2007-2/28/2011, value $170,236,794)	4.60	327,000,000	327,000,000
J.P. Morgan Chase & Co.			
dated 4/28/2006, due 5/1/2006 in the amount of $400,155,333 (fully collateralized by $412,237,000 U.S. Treasury Bills, 3.95%-4.61%, due 5/25/2006-10/12/2006, value $408,000,276)	4.66	400,000,000	400,000,000
Morgan Stanley			

dated 4/28/2006, due 5/1/2006 in the amount of $500,195,000 (fully collateralized by $840,279,000 U.S. Treasury Strips, due 2/15/2014-5/15/2017, value $511,078,508)	4.68	500,000,000	500,000,000
UBS Securities LLC			
dated 4/28/2006, due 5/1/2006 in the amount of $400,155,667 (fully collateralized by $416,540,000 U.S. Treasury Bills, 4.56%, due 9/28/2006, value $408,000,930)	4.67	400,000,000	400,000,000
Total Repurchase Agreements			
(cost $3,232,000,000)			**3,232,000,000**
Total Investments (cost $4,223,837,361)		**100.3%**	**4,223,837,361**
Liabilities, Less Cash and Receivables		**(.3%)**	**(13,437,594)**
Net Assets		**100.0%**	**4,210,399,767**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.